press release

ArcelorMittal announces financial calendar for 2018

19 January 2018 - ArcelorMittal today announces its financial calendar for 2018.

Earnings results announcements:

  31 January 2018: earnings release Q4 2017 and full year 2017
  11 May 2018: earnings release Q1 2018
  1 August 2018: earnings release Q2 2018 and half year 2018
  1 November 2018: earnings release Q3 2018

General Meeting of Shareholders:

  9 May 2018: ArcelorMittal General Annual Meeting